Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL INFORMATION

The following unaudited pro forma condensed combined and consolidated balance sheet as of December 31, 2024, combines the historical audited balance sheets as of December 31, 2024 of Breeze Holdings Acquisition Corp. (“Breeze”), YD Bio Limited (“Pubco”) and YD Biopharma Limited (“YD Biopharma”), giving pro forma effect to the Business Combination, financing agreements and certain other related events, collectively referred to as the “Transactions” for purpose of this section, as if the Transaction had occurred on December 31, 2024.

The following unaudited pro forma condensed combined and consolidated statement of operations for the year ended December 31, 2024 combines the historical audited statements of operations for the year ended December 31, 2024 of Breeze and YD Biopharma, and for the period from February 6, 2024 (inception) through December 31, 2024 of Pubco, giving pro forma effect to the Transactions as if the Transactions had occurred on January 1, 2024, the beginning of the period presented.

The unaudited pro forma condensed combined and consolidated financial information has been derived from and should be read in conjunction with Breeze’s, Pubco’s and YD Biopharma’s financial statements and related notes, as applicable. The historical audited financial statements of Breeze as of and for the year ended December 31, 2024 are included in Breeze’s Annual Report on Form 10-K filed with the SEC on March 11, 2025 incorporated herein by reference. The historical audited financial statements of YD Biopharma as of and for the year ended December 31, 2024 are included in Pubco’s proxy on Form 424B3 filed with the SEC on July 18, 2025 incorporated herein by reference. The historical audited financial statements of Pubco as of and for the period from February 6, 2024 (inception) through December 31, 2024 are included in Pubco’s proxy on Form 424B3 filed with the SEC on July 18, 2025 incorporated herein by reference.

Description of the Transactions

On August 28, 2025, the Business Combination was closed pursuant to the Merger Agreement and Plan of Reorganization dated September 24, 2024, as amended.

The Merger

At the closing of the Business Combination, (i) all the assets and liabilities of Breeze and Breeze Merger Sub vested in and became the assets and liabilities of Breeze as the surviving company, and Breeze thereafter existed as a wholly-owned subsidiary of Pubco, and (ii) each issued and outstanding security of Breeze immediately prior to the closing were cancelled in exchange for or converted into securities of Pubco as set out below.

●	Each (a) share of Breeze common stock issued and outstanding immediately prior to the Closing was converted into one newly issued share of Pubco common stock.

●	Each Breeze public and private placement warrant outstanding immediately prior to the Closing was assumed by Pubco and converted into on Pubco warrant that entitles the holder thereof to purchase one Pubco ordinary share in lieu of one share of Breeze common stock and otherwise upon substantially the same terms and conditions applicable to such Breeze warrants prior to the Closing; and

●	Breeze rights were converted at a rate of 20 Breeze rights into one ordinary share of Pubco at the closing.

The Exchange

On August 28, 2025, subject to the terms and procedures set forth in the Merger Agreement and Plan of Reorganization, the YD Biopharma shareholders transferred their shares of common stock to Pubco. In consideration for such transfer, Pubco issued to each of the YD Biopharma shareholders its pro rata share of the Exchange Consideration. The “Exchange Consideration” is a number of newly issued Pubco ordinary share equal to (a) a transaction value of $647 million divided by (b) a per share price of $10.00. “Pro Rata Share” means, with respect to each YD Biopharma shareholder, a fraction expressed as a percentage equal to (i) the number of shares of common stock held by such YD Biopharma shareholder immediately prior to the Closing, divided by (ii) the total number of issued and outstanding shares of common stock immediately prior to the Closing.

Accounting for the Business Combination

The Business Combination was accounted for as a reverse recapitalization, with no goodwill or other intangible assets recorded, in accordance with U.S. GAAP. Under this method of accounting, Breeze was treated as the “accounting acquiree” and YD Biopharma as the “accounting acquirer” for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination was treated as the equivalent of YD Biopharma issuing shares for the net assets of Breeze, followed by a recapitalization. The net assets of Breeze were stated at historical cost. Operations prior to the Business Combination were those of YD Biopharma.

Financing Agreements

PIPE

On June 23, 2025, Pubco entered into subscription agreements (the “PIPE Subscription Agreement”) for a private placement (the “PIPE”) with certain investors (the “Purchasers”). Pursuant to the PIPE Subscription Agreement, at consummation of the Business Combination, the Purchasers purchased an aggregate of 1,650,000 shares of Pubco ordinary shares, at a price per share of $8.00, representing aggregate gross proceeds of $13.2 million.

On August 13, 2025, Pubco entered into a termination agreement releasing one purchaser from his subscription obligations under the PIPE Financing and at the same time entered into a new subscription agreement with another purchaser in the same amount and on the same terms as those previously agreed to by the prior purchaser.

Pursuant to the PIPE Subscription Agreements, Pubco has agreed to register the resale of the PIPE ordinary shares and is required to prepare and file a registration statement with the U.S. Securities and Exchange Commission no later than thirty days following the closing date of the Business Combination.

Basis of Pro Forma Presentation

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses” and is for informational purposes only.

The following table sets out the share ownership of Pubco following the Closing(1):

Stockholders	Number of Ordinary Shares Owned	%
Breeze Holders:	3,889,098	5.5%
Breeze Public Holders(2)	174,698	0.3%
Breeze Rights Holders	575,000	0.8%
Sponsor	2,415,000	3.4%
Breeze Independent Directors	160,000	0.2%
I-Bankers	512,500	0.7%
Northland	37,500	0.1%
Consultant	15,000	—%
YD Biopharma Equity Holders	64,730,411	92.1%
PIPE Investors	1,650,000	2.4%
Total(3)	70,270,109	100.0%

(1)	Does not give effect to the issuance of any ordinary shares upon the exercise of warrants.

(2)	Reflects the redemption of 49,715 shares of Breeze common stock in connection with the special meeting of stockholders held on August 14, 2025, approving the Merger Agreement and Plan of Reorganization.

(3)	Does not reflect 251,250 ordinary shares to be issued pursuant to the Business Combination Marketing Agreement as reflected in the transaction costs.

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 31, 2024
(in thousands, except share and per share amounts)

	Breeze (Historical)	Pubco (Historical)	YD Biopharma (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$102	$—	$3,132	$13,200	A	$12,467
				2,266	B
				(6,233)	C
Accounts receivable, net	—	—	87	—		87
Accounts receivable from an affiliate, net	—	—	17	—		17
Inventory	—	—	37	—		37
Prepaid expenses and other current assets	146	—	195	—		341
Total current assets	248	—	3,468	9,233		12,949
Cash held in Trust Account	10,532	—	—	(10,532)	B	—
Operating lease right-of-use assets	—	—	24	—		24
Property and equipment, net	—	—	64	—		64
Intangible assets, net	—	—	2,680	—		2,680
Deferred offering costs	—	—	628	(628)	C	—
Total assets	$10,780	$—	$6,864	$(1,927)		$15,717

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities
Accounts and notes payable	$633	$—	$27	$—		$660
Accrued expenses	—	—	182	—		182
Trust amount payable to redeeming stockholders	7,353	—	—	(7,353)	B	—
Franchise tax payable	50	—	—	—		50
Excise tax payable	160	—	—	—		160
Due to Sponsor/Related Party	9,583	66	37	(9,583)	C	37
				(66)	E
Operating lease liabilities, current portion	—	—	17	—		17
Total current liabilities	17,780	66	263	(17,002)		1,107
Deferred tax liabilities	—	—	1	—		1
Operating leases liabilities, non-current	—	—	6	—		6
Accrued expenses and other liabilities, non-current	—	—	4	—		4
Warrant liabilities	2,877	—	—	—		2,877
Total liabilities	20,657	66	274	(17,002)		3,995

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED
BALANCE SHEET — (Continued)
AS OF DECEMBER 31, 2024
(in thousands, except share and per share amounts)

	Breeze (Historical)	Pubco (Historical)	YD Biopharma (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Common stock subject to possible redemption	3,079	—	—	(913)	B	—
				(2,165)	D
Stockholders’ equity (deficit)
Common stock	0	—	144	0	A	7
				0	C
				0	D
				(138)	F
Additional paid-in capital	—	—	8,328	13,200	A	16,630
				5,756	C
				2,165	D
				(12,957)	E
				138	F
(Accumulated deficit) retained earnings	(12,957)	(66)	(1,927)	(3,034)	C	(4,961)
				13,023	E
Accumulated other comprehensive income	—	—	45	—		45
Total stockholders’ equity (deficit)	(12,957)	(66)	6,590	18,154		11,721
Total liabilities, temporary equity, and stockholders’ equity	$10,780	$—	$6,864	$(1,927)		$15,717

UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED
STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2024
(in thousands, except share and per share amounts)

	Breeze (Historical)	Pubco (Historical)	YD Biopharma (Historical)	Transaction Accounting Adjustments		Pro Forma Combined
Revenue	$—	$—	$510	$—		$510
Cost of sales	—	—	355	—		355
Gross profit	—	—	155	—		155

Operating costs
Formation and operations	2,226	—	—	—		2,226
Selling and marketing	—	—	2	—		2
General and administrative	—	66	1,124	6,233	BB	7,357
				(66)	CC
Research and development	—	—	491	—		491
Impairment of expected credit loss	—	—	(0)	—		(0)
Total operating costs	2,226	66	1,617	6,167		10,076
Operating loss	(2,226)	(66)	(1,462)	(6,167)		(9,921)
Other income (expense), net
Interest income	598	—	12	(598)	AA	12
Interest expense	—	—	(1)	—		(1)
Other income (expenses), net	—	—	64	—		64
Change in fair value of warrant liabilities	(677)	—	—	—		(677)
Total other income (expense), net	(79)	—	75	(598)		(602)
Loss from operations before income taxes	(2,305)	(66)	(1,387)	(6,765)		(10,523)
Income tax expense	—	—	(25)	—		(25)
Net loss	$(2,305)	$(66)	$(1,412)	$(6,765)		$(10,548)
Change in cumulative foreign currency translation	—	—	(2)	—		(2)
Comprehensive loss	$(2,305)	$(66)	$(1,414)	$(6,765)		$(10,550)
Net loss per share (Note 4):
Weighted average shares outstanding of common stock	4,145,884	1,000	—	—		—
Basic and diluted net loss per share of common stock	$(0.56)	(66.44)	—	—		—
Weighted average shares outstanding – basic	—	—	1,094,146	—		70,270,109
Weighted average shares outstanding – diluted	—	—	1,094,146	—		70,270,109
Net loss per share – basic	—	—	$(1.29)	—		$(0.15)
Net loss per share – diluted	—	—	$(1.29)	—		$(0.15)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED AND CONSOLIDATED
FINANCIAL INFORMATION

Note 1. Basis of Presentation

The unaudited pro forma condensed combined and consolidated balance sheet as of December 31, 2024 assumes that the Business Combination and related transactions occurred on December 31, 2024. The unaudited pro forma condensed combined and consolidated statement of operations for the year ended December 31, 2024 gives pro forma effect to the Business Combination and related transactions as if they had occurred on January 1, 2024. These periods are presented on the basis that YD Biopharma is the acquirer for accounting purposes.

The pro forma adjustments reflecting the consummation of the Business Combination and related transactions are based on certain currently available information and certain assumptions and methodologies that Breeze believes are reasonable under the circumstances. The unaudited condensed combined and consolidated pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Breeze believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and related transactions based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined and consolidated financial information.

The unaudited pro forma condensed combined and consolidated financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination. The unaudited pro forma condensed combined and consolidated financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination and related transactions taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the post-combination company. They should be read in conjunction with the historical financial statements and notes thereto of Breeze and YD Biopharma.

Note 2. Accounting Policies and Reclassifications

Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined and consolidated financial information. As a result, the unaudited pro forma condensed combined and consolidated financial information does not assume any differences in accounting policies.

As part of the preparation of these unaudited pro forma condensed combined and consolidated financial statements, certain reclassifications were made to align Breeze’ and Pubco’s financial statement presentation with that of YD Biopharma.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined and Consolidated Financial Information

The unaudited pro forma condensed combined and consolidated financial information has been prepared to illustrate the effect of the Business Combination and related transactions and has been prepared for informational purposes only.

The following unaudited pro forma condensed combined and consolidated financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Breeze has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined and consolidated financial information. Breeze and Pubco have not had any historical relationship with YD Biopharma prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies, except with respect to legal and accounting fees incurred by Pubco which is currently a wholly-owned subsidiary of Breeze.

The pro forma basic and diluted earnings per share amounts presented in the unaudited pro forma condensed combined and consolidated statement of operations are based upon the number of shares of YD Biopharma’ common stock outstanding, assuming the Business Combination and related transactions occurred on January 1, 2024.

Adjustments to Unaudited Pro Forma Condensed Combined and Consolidated Balance Sheet

The adjustments included in the unaudited pro forma condensed combined and consolidated balance sheet as of December 31, 2024 are as follows:

A.	Reflects PIPE Financing of $13.2 million for 1,650,000 Pubco Ordinary Shares at $8.00 per share.

B.	Reflects the liquidation and reclassification of approximately $2.3 million of funds held in the Trust Account, after deducting approximately $616 thousand that was paid to redeeming shareholders at the closing, to cash and bank balances that becomes available following the closing of the Business Combination after including interest earned in trust and extension deposits made in trust through the closing.

C.	Represents YD Biopharma’s estimated transaction costs of approximately $4.3 million, and Breeze’s estimated transactions costs of approximately $4.4 million inclusive of advisory, banking, printing, legal, and accounting fees that are expensed as a part of the Business Combination. These balances will be partially settled through equity issuance of approximately $2.5 million, with the remaining amount of approximately $6.2 million settled in cash. The Breeze Due to Sponsor amount of approximately $9.6 million was assumed by Sponsor at closing of the Business Combination as these amounts are associated with prior terminated deal costs.

D.	Reflects the reclassification of Breeze’s common stock subject to possible redemption into permanent equity.

E.	Reflects the reclassification of Breeze’s historical accumulated deficit into additional paid-in capital as part of the reverse recapitalization, and the elimination of Pubco’s historical information due to related party and accumulated deficit since Pubco is currently a wholly-owned subsidiary Breeze.

F.	Represents the recapitalization of historical YD Biopharma shares into Pubco shares after giving effect to the exchange ratio at the close of the Business Combination.

Adjustments to Unaudited Pro Forma Condensed Combined and Consolidated Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined and consolidated statement of operations for the year ended December 31, 2024 are as follows:

AA.	Reflects elimination of interest income on the Trust Account.

BB.	Reflects estimated transaction costs not already reflected in the historical financial statements to be incurred by Breeze and YD Biopharma of approximately $6.2 million as if incurred on January 1, 2024, the date the Business Combination occurred for the purposes of the unaudited pro forma condensed combined and consolidated statement of operations.

CC.	Reflects the elimination of Pubco’s historical general and administrative expenses of approximately $66,000 since Pubco was a wholly-owned subsidiary of Breeze until the closing.

Note 4. Net Loss per Share

Net loss per share was calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2024. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entirety of all periods presented.

(in thousands, except share and per share amounts)	For the year ended December 31, 2024
Numerator:
Pro forma net loss	$(10,548)
Denominator:
Weighted average shares outstanding – basic and diluted	70,270,109
Net loss per share:
Basic and diluted	$(0.15)
Weighted average shares outstanding – basic and diluted:
Breeze Public Shareholders	749,698
Breeze Sponsor, Founders, Directors and Consultant	3,140,000
YD Biopharma Shareholders	64,730,411
PIPE Financing securities	1,650,000
Total	70,270,109